Focus Media to Acquire Framedia

SHANGHAI, China, Oct. 16 /Xinhua-PRNewswire/ — Focus Media Holding Limited (Nasdaq: FMCN — News), which owns and operates the largest out-of-home audiovisual advertising network in China, today announced that it has entered into a definitive agreement to acquire 100% of Infoachieve Limited, a BVI incorporated company. Infoachieve’s 100% owned subsidiary Shanghai Framedia Advertising Development Ltd (“Framedia”) is the largest community advertising network in China.

Headquartered in Beijing, Framedia is the pioneer and the leading provider of community media in China. Framedia installs and deploys frames inside the elevators and throughout the common areas of high-end residential complexes and sells frame space to advertising clients. Currently, Framedia owns and deploys advertisements in approximately 90,000 frames in major cities including Shanghai, Beijing, Guangzhou, Shenzhen, Wuhan, Nanjing and Dongguan. Framedia has a cumulative client base of over 300 leading international and domestic companies, such as Audi, Lenovo, Microsoft, Motorola, Omega, Samsung and Sony.

Through this acquisition, Focus Media will be able to enhance its ability to provide integrated media solutions to its advertising clients and to further strengthen its leading position in China’s out-of-home advertising markets. Upon completion of the acquisition, Framedia will become a new business unit of Focus Media.

Under the agreement, Focus Media will acquire a 100% of equity stake in Framedia for US$39.6 million in cash and US$55.4 million in the form of Focus Media common stock (valued at US$24.56 per ADR, which represents 10 Focus Media common stocks) and an additional potential future payment of up to US$88.0 million in Focus Media common stock (valued at US$24.56 per ADR) contingent upon Framedia meeting certain earning targets in 2006, for an aggregate potential payment of up to US$183.0 million. All of the Focus Media ordinary shares in discussion will be in the form of new shares. The acquisition is subject to the usual regulatory requirements and customary closing conditions and is expected to close by the end of 2005. The transaction is expected to be accretive to Focus Media’s earnings per share in 2006.

“Framedia’s advertising network is an excellent addition to our multi-media platform which currently includes our commercial location LCD network and in-store LCD network,” said Jason Jiang, chairman and chief executive officer of Focus Media. “Both of our companies are leaders in our markets and have a proven track record of new media innovation. Our products and services have great synergy in delivering targeted advertisements effectively for our advertising clients. In addition, the combination of our resources will facilitate new media innovation.”

Tan Zhi, Chairman and CEO of Framedia commented, “We are excited to join Focus Media. China’s new media market has great potential. The integration of Framedia’s effective advertising solution with Focus Media’s offerings will create a powerful combination to compete with traditional media offerings and to better address the needs of our advertising clients.”

INVESTMENT COMMUNITY AND MEDIA EVENT INFORMATION

Focus Media will host a conference call to discuss the acquisition on October 17, 2005 (11:00 p.m. Eastern Standard Time on October 16, 2005; 8:00 p.m. Pacific Time on October 16, 2005; 11:00 a.m. Beijing/Hong Kong time on October 17, 2005). The dial-in details for the live conference call are: U.S. Toll Free Number 1-800-322-5044, Hong Kong dial-in number 852-3002-1672, international dial-in number 1-617-614-4927; pass code for all callers 68616450.

A replay of the call will be available till October 18, 2005 (US Eastern Standard Time). The dial-in details for the replay are: U.S. Toll Free Number 1-888-286-8010; international dial-in number 1-617-801-6888; pass code 31472711.

FORWARD-LOOKING STATEMENT

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although Focus Media believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT FOCUS MEDIA LIMITED

Focus Media operates the largest out-of-home advertising network in China. As of June 30, 2005, Focus Media had 35,710 display units throughout China in its commercial location network and in-store network. Flat-panel audiovisual displays are placed in high traffic areas, such as elevator lobbies of commercial buildings, retail chain stores, beauty parlors, karaoke parlors and golf country clubs. Over 900 international and domestic advertisers had placed advertisements on our networks as of June 30, 2005. For more information about Focus Media, please visit our website ir.focusmedia.cn.

ABOUT FRAMEDIA

Established in 1999, Framedia manages the largest community advertising network in China. Framedia was funded by Hina Capital Partners and IDG Technology Venture Investment. Framedia operates approximately 90,000 frames in major cities across China, targeting high-income earners in high-end residential complexes. Framedia has a cumulative client base of over 300 leading international and domestic brands, such as Audi, Lenovo, Microsoft, Motorola, Omega, Samsung and Sony.